XL FINANCIAL ASSURANCE LTD.

(Incorporated in Bermuda)

CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2003 AND 2002

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003	2002
	$	$

Assets:
Investments:
Fixed maturities, at fair value
(amortized cost: 2003 - $240,293; 2002 - $273,241)	246,037	279,296
Short-term investments, at fair value
(amortized cost: 2003 - $173,612; 2002 - $76,411)	173,637	76,451

Total investments available for sale	419,674	355,747
Cash and cash equivalents	60,600	125,073
Accrued investment income	1,763	1,926
Reinsurance balances receivable	24,435	21,066
Deferred acquisition costs	22,335	19,324
Prepaid reinsurance premiums	72,325	71,129
Unpaid losses and loss expenses recoverable	5,421	3,678
Net receivable for investments sold	11,133	—
Amounts due from parent and affiliates	12,332	13,769
Derivative assets	6,319	1,375
Other assets	98	79

Total assets	636,435	613,166

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	286	1,139
Derivative liabilities	18,400	17,643
Deferred premium revenue	206,968	188,464
Unpaid losses and loss expenses	21,666	14,064
Reinsurance premiums payable	7,648	23,697
Net payable for investments purchased	—	168
Dividend payable on preferred shares	2,431	1,950

Total liabilities	257,399	247,125

Redeemable Preferred Shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
March 31, 2003 and December 31, 2002, respectively)	44	44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
March 31, 2003 and December 31, 2002, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	5,769	6,095
Retained earnings	113,367	100,046

Total shareholders’ equity	340,036	327,041

Total liabilities, redeemable preferred shares and shareholders’ equity	636,435	613,166

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003	2002
	$	$

REVENUES:
Net premiums earned	13,188	6,770
Net investment income	4,070	4,656
Net realized gains on investments	703	1,797
Net realized and unrealized gains on derivative instruments	7,934	8,855

Total revenues	25,895	22,078

EXPENSES:
Losses and loss expenses	5,861	1,709
Acquisition costs	5,467	2,269
Operating expenses	765	1,762

Total expenses	12,093	5,740

Net income before dividends on preferred shares	13,802	16,338

Dividends on preferred shares	(481)	(481)

NET INCOME FOR COMMON SHAREHOLDERS	13,321	15,857

COMPREHENSIVE INCOME
Net income for common shareholders	13,321	15,857

Unrealized appreciation of investments	377	(3,241)
Less: reclassification for gains realized in income	703	1,797

Other comprehensive loss	(326)	(5,038)

COMPREHENSIVE INCOME	12,995	10,819

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND FOR THE YEAR
ENDED DECEMBER 31, 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003	2002

Common Shares - Authorized
Number of shares, beginning of year and period	2,057	2,057

Number of shares, end of year and period	2,057	2,057

Common Shares – Issued
Balance - beginning of year and period	247	247
Issuance of common shares	—	—

Balance - end of year and period	247	247

Additional Paid-in Capital
Balance - beginning of year and period	220,653	220,653
Issuance of common shares	—	—

Balance - end of year and period	220,653	220,653

Accumulated Other Comprehensive Income
Balance - beginning of year and period	6,095	1,998
Other comprehensive income (loss)	(326)	4,097

Balance - end of year and period	5,769	6,095

Retained Earnings
Balance - beginning of year and period	100,046	37,237
Net income for common shareholders	13,321	62,809

Balance - end of year and period	113,367	100,046

TOTAL SHAREHOLDERS’ EQUITY	340,036	327,041

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2003	2002
	$	$

Cash flows provided by operating activities:
Net income for the period	13,802	16,338
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gains on investments	(703)	(1,797)
Amortization of discount on fixed maturities	(223)	(319)
Net realized gains on investment derivatives	(1,244)	—
Net realized and unrealized losses (gains) on credit derivatives excluding cash received and paid	732	(6,523)
Accrued investment income	163	(255)
Reinsurance premiums receivable	(3,369)	11,958
Deferred acquisition costs	(3,011)	(1,249)
Prepaid reinsurance premiums	(1,196)	(2,857)
Unpaid losses and loss expenses recoverable	(1,743)	(566)
Amounts due from parent and affiliates	1,437	(7,959)
Accounts payable and accrued liabilities	(853)	(391)
Reinsurance premiums payable	(16,049)	(2,044)
Deferred premium revenue	18,504	7,818
Unpaid losses and loss expenses	7,602	3,053
Other assets and liabilities	(19)	(19)

Total adjustments	28	(1,150)

Net cash provided by operating activities	13,830	15,188

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	59,768	568,669
Proceeds from redemption of fixed maturities and short-term investments	1,342,574	15,512
Purchase of fixed maturities and short-term investments	(1,480,645)	(584,969)

Net cash used in investing activities	(78,303)	(788)

Increase (decrease) in Cash and Cash Equivalents	(64,473)	14,400

Cash and Cash Equivalents – Beginning of period	125,073	50,243

Cash and Cash Equivalents – End of period	60,600	64,643

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

1.   Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations. At March 31, 2003 and December 31, 2002, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit default swap execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Reinsurance written by the Company guarantees payment when due of scheduled payments on an issuers’ obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2.   Significant Accounting Policies

Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2003 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2002 financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2003 and 2002 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap instruments.`

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent Accounting Pronouncements

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company’s financial condition is currently being evaluated. Management is assessing alternatives with regards to restructuring these variable interest entities.

In December 2002, the Financial Accounting Statements Board (“FASB”) issued FAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. FAS 148 amends FAS 123, “Accounting for Stock-Based Compensation,” by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company’s ultimate parent, XL Capital Ltd, recorded option expense for options granted on behalf of its subsidiaries subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 on the Company for the first quarter of 2003 was not significant.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

3.   Derivative Instruments

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net unrealized gains and losses on derivatives. Other elements of the change in fair value are based on pricing established at the inception of the contact.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risk. The Company generally participates in senior or rated tranches of a risk. The Company has not participated in any primary layers.

The rated tranches are fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of March 31, 2003 and March 31, 2002 was a loss of $732 and gain of $6,523 respectively.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation.

4.   Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) indirectly in the ordinary course of the Company’s business. The obligations related to these transactions are often securitized through variable interest entities. The Company only provides financial guaranty reinsurance or enters into a credit default swap on the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands that the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The Company’s maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $539.7 million of policy limits as of March 31, 2003. The Company could experience a loss in the event that the underlying assets do not perform as expected.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

5.   Reinsurance

The effect of reinsurance on premiums written and earned for the three month periods ended March 31, 2003 and 2002 is shown below:

	Direct $	Ceded $	Net $
Three months ended March 31, 2003
Premium written	38,793	(8,298)	30,495
Premium earned	20,290	(7,102)	13,188
Losses and loss adjustment expenses	7,602	(1,741)	5,861

Three months ended March 31, 2002
Premium written	16,768	(5,038)	11,730
Premium earned	6,848	(78)	6,770
Losses and loss adjustment expenses	2,221	(512)	1,709